www.linkedin.com/in/
michaeldetmer (LinkedIn)

Top Skills

Team Building

Microsoft Office

Coaching

Publications

The effect of NICU music therapy
on the symptoms of infants with
neonatal abstinence syndrome

USA National Institute for Infant and
Child Medical Music Therapy: NICU-
MT Interventions

Extending the therapeutic impact
of music in the NICU through
developmentally appropriate
recorded music

Orff-based music therapy: A
play-based approach to enhance
developmental skills in young
children

Intergenerational Music Therapy:
Effects on Literacy, Physical
Functioning, Self-Worth, and
Interactions

Michael Detmer

Neonatal therapist, researcher, and LullaFeed™ founder, committed
to transforming infant healthcare and enhancing the parenting
journey.
Louisville, Kentucky, United States

Summary

I am an eager, curious, focused, innovative, and passionate learning
and development leader with a diverse background in patient care,
clinical research, and academia. I'm a change agent and motivator
that thrives on analyzing challenges and pinpointing root causes to
then find creative solutions, ultimately engineering processes that
can be hardwired and monitored.

Experience

AccentCare, Inc.
5 years 8 months

Associate Vice President - Clinical Learning and Development
January 2021 - Present (3 years 3 months)

Formerly Seasons Hospice and Palliative Care.

- Assess enterprise-wide training needs in relation to risk analyses and
associated business-impact, and evaluate instructional and implementation
strategies to achieve optimal training efficacy
- Direct the enhancement or creation of training deliverables based on
staff and stakeholder feedback to best engage adult learners and optimize
knowledge retention
- Effectively and regularly collaborate with key internal customers including
VP and chief-level positions in clinical operations, quality & field compliance,
marketing, business operations, and legal to ensure staff training gaps are
thoroughly assessed and addressed to maintain compliance with regulatory,
quality, and accreditation standards
- Lead a fully remote department of 46 in collaboration with VP, but also
directly supervise a project manager, instructional designer, video producer,
graphic designer, and training specialists
- Led operations during transition to a new build of an electronic medical
record system and new learning management system (LMS), ensuring

seamless technology support, optimal employee engagement, and a strong focus on mitigating staff turnover

National Director of Learning and Development
August 2018 - January 2021 (2 years 6 months)
Seasons Hospice and Palliative Care at this time.

- Supervised team of regional managers and oversaw six hospice branches, including multiple office locations, to promote positive patient outcomes by assessing, trending, and driving site training, orientation, and service excellence activities
- Collaborated with regional and national leadership to ensure that training, monitoring, and improvement activities are designed to enhance knowledge, skills, and attitudes of employees and are in compliance with all regulatory requirements and accreditation standards
- Selected to represent L&D on the newly established interdepartmental risk management workgroup that researched challenges and implemented solutions to mitigate top risk areas
- Served as the project manager for new initiatives, including prioritization of tasks based on regional and national needs relative to available resources, process-mapping, and oversight of implementation and end-user feedback/ revisions

Parenthood Ventures
Founding Member
December 2021 - Present (2 years 4 months)
Parenthood Ventures is a founder ecosystem for ParentTech: Startups serving parents and children, fertility to teens. Parenthood Ventures' founders have raised more than $65 million in funding in the 9 months since our launch, and this is the tip of the iceberg, as millennials and gen z age into parenthood and demand a new generation of tech-enabled products and services - including family fintech, maternal and pediatric digital health, connected devices, education, childcare, clothing, entertainment and more. As in any industry, the founders best placed to build fit-for-purpose solutions are those living the challenges they're solving: which means our teams are mostly parent-led, often female-led and typically based in suburban locations outside of traditional tech hubs. We are proud to be the first and only digital-always ecosystem for the sector.

Innovative Therapeutix, maker of LullaFeed™

CEO & Co-Founder
2017 - Present (7 years)

- Co-invented Lullafeed™, an integrated biofeedback device using music reinforcement to improve infant bottle-feeding behavior
- Manage a team of software and electrical engineers to ensure timely and effective development, testing, and prototyping of new devices aimed to prevent complex medical and developmental problems in infants and children

LullaFeed.com
www.linkedin.com/company/lullafeed

National Institute for Infant & Child Medical Music Therapy
Fellow
March 2018 - Present (6 years 1 month)
Tallahassee, Florida

-Provide professional training including lectures and hands-on teaching of NICU music therapy and developmental care at the bedside to music therapists and medical audiences across the US

-The National Institute for Infant & Child Medical Music Therapy was formally established in 2005. Its mission is to provide an international focus on research, evidence-based clinical practice, and professional training in the efficacy of music therapy for enhancing and humanizing medical treatment of infants and children.

https://www.music.fsu.edu/NICU-MT

University of Louisville
Adjunct Professor
2015 - June 2019 (4 years)

- Taught undergraduate music therapy courses to classes of up to 45 students and provided 8-12 weekly hours of direct supervision to music therapy practicum students and interns in various populations, including children and adults with developmental disabilities, adult medical, and early enrichment
- Provided clinical services to individual and group clients with a broad range of diagnoses, including Autism Spectrum Disorder, dementia, Down syndrome, and traumatic brain injury
- Collaborated with a transdisciplinary team of faculty members and clinicians to conduct experimental music therapy research

Norton Healthcare

Music Therapist
2015 - August 2018 (3 years)
Norton Women's & Children's Hospital

- Inaugurated NICU Music Therapy position, providing patient care to neonates admitted to a Level-3 ICU
- Served on developmental care committee, consulting with hospital staff and families on evidence-based neurodevelopmental care
- Conducted music therapy research focused on neurodevelopment and neonatal abstinence syndrome
- Collaborated with staff to provide nursing education and monthly sessions to families
- Supervised 2-3 undergraduate music therapy practicum students/interns

The University of Kansas

1 year 11 months

Programs and Education Coordinator, The Center for Sexuality and Gender Diversity
August 2012 - June 2014 (1 year 11 months)
Lawrence, Kansas, United States

- Led campus-wide efforts in creating more inclusive environments for students, faculty, and staff, through individual appointments and teaching/ facilitating 25+ educational workshops, trainings, and classes
- Substantially increased the $1,000 budget each year by writing several grants to fund educational programs and events, totaling over $20,000
- Advised one of the nation's longest running LGBTQIA+ student groups and supervised undergraduate "Education Outreach Coordinator"
- Coordinated and taught the Safe Zone program, an LGBTQIA+ ally training for faculty and staff, and increased membership by over 50% after two years
- Played an instrumental role in proposing for, funding, and hiring a full-time coordinator for the center

Program Assistant, University Career Center
August 2012 - August 2013 (1 year 1 month)

- Inaugurated position, serving as a liaison between Disability Resources and University Career Center to develop, implement, and market programs, workshops, and events for students with disabilities
- Oversaw and coordinated federal internship program for students with disabilities

- Provided career guidance to students with disabilities, including job search/internship search strategies and resume and cover letter development
- Increased funding for this self-supporting position by doubling grant award for the following year

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Education

University of Kansas
Master of Music Therapy · (2012 - 2014)

Illinois State University
Bachelor of Music Education, double major in Music Theatre · (2006 - 2010)